

July 30, 2015

Via E-mail
George H. Pain
Senior Vice President, General Counsel and Secretary
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105-3443

      **Re: Olin Corporation
          Amendment No. 2 to Registration Statement on Form S-4
          Filed July 16, 2015
          File No. 333-203990**

             **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
          Filed July 16, 2015
          File No. 001-01070**

Dear Mr. Pain:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

Amendment No. 1 to form S-4 filed July 16, 2015

This Exchange Offer

Terms of this Exchange Offer

General, page 65

1. We note that, in response to prior comment 2, a final sentence has been added to the fourth paragraph of this section noting that shares of Splitco common stock will be converted into the right to receive Olin common stock based on the exchange ratio in the merger

agreement. We continue to believe that, in the immediately prior sentence, disclosure should state that the specified dollar amount of Splitco common stock to be received would be immediately converted into a specified dollar amount of Olin common stock, less any cash amounts paid in lieu of fractional shares. Please revise the disclosure accordingly, or advise. We note in this regard disclosure on the cover page of the prospectus stating that "shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Olin common stock in the Merger."

Upper Limit, page 66

2. We note that, in response to prior comment 5, a statement has been added that the upper limit prevents a reduction in benefits of the exchange offer to TDCC and its continuing shareholders due to a smaller number of shares being acquired by TDCC in the exchange offer. Please specify the benefits to both TDCC and its continuing shareholders that will be reduced by virtue of a smaller number of shares being acquired by TDCC in the exchange offer.

Pricing Mechanism, page 66

3. In the two examples appearing on page 67, please disclose the number of shares of Olin common stock into which the specified number of shares of Splitco common stock would be immediately converted in the merger, given that shares of Splitco common stock will not be transferred to participants in the exchange offer. Similarly, in the next section, please disclose that the website maintained by TDCC will provide calculated per-share values of Olin common stock.

Exhibits and Financial Statement Schedules, page II-1

4. Please file the Olin Credit Agreement as an exhibit.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed July 16, 2015

Opinion of J.P. Morgan Securities LLC, page 116

5. We note your response to comment 16 of our letter dated July 2, 2015; however we did not locate disclosure addressing whether the Olin board was aware of and considered JPMorgan's potential conflict of interest given TDCC's borrowing relationship with JPMorgan's commercial banking affiliate and James Bell's service as a board member to both TDCC and JPMorgan Chase. Please include this disclosure or provide us with your views on the materiality of the information to Olin shareholders.

6. We note your disclosure that if the Merger is not consummated your payment to JPMorgan will not exceed a "specified percentage" of the fee that would have been paid if the transaction had been consummated. Please disclose the specified percentage.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: George F. Schoen (*via email*)
    Cravath, Swaine & Moore LLP